June 30, 2010

Ms. Barbara J. Fournier
Chief Operating Officer
FSP Phoenix Tower Corporation
401 Edgewater Place
Wakefield, Massachusetts 01880

> **Re:** **FSP Phoenix Tower Corporation**
> **Form 10-K for the year ended December 31, 2009**
> **Filed on March 12, 2010**
> **File No. 000-52559**

Dear Ms. Barbara J. Fournier:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies

Real Estate and Depreciation, page F-7

1.   We note from your critical accounting policies that one of the impairment
        indicators management considers includes declining tenant occupancy.   We also
        note that you are only 74 percent occupied as of December 31, 2009, your largest
        tenant, Washington Mutual Bank allowed its lease to expire and vacated its space
        in fiscal year 2008, and you believe that the current disruptions in the U.S.
        economy have negatively impacted your ability to lease vacant space.   Please tell
        us how you considered these factors in arriving at the conclusion that no
        indicators of impairment were identified.   To the extent an impairment analysis
        was performed, please confirm that the sum of the undiscounted future cash flows
        exceeds its carrying value.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the
company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
       filings;

   •   staff comments or changes to disclosure in response to staff comments do not
       foreclose the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding
       initiated by the Commission or any person under the federal securities laws of the
       United States.

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 – 3413 if you have any questions.

Sincerely,

Cicely LaMothe
Branch Chief